October 15 2010

Board of Directors
Torvec Inc.
1999 Mount Read Blvd.
Building 3
Rochester, New York 14615

Re: My Retirement

Gentlemen:

I with to communicate to you my decision to retire from the board of directors of Torvec Inc. and from the board committees of which I am a member, effective immediately.

I am not retiring out of any sense of disappointment with the company and/or disagreement with its policies. To the contrary, I have never been more enthusiastic about Torvec’s possibilities for economic success than I am with the board’s appointment of Richard Kaplan as the company’s new chief executive officer.

Moreover, I am delighted that the company will be using the vacancy created by my retirement to attract new leadership to the current board of directors as a means to increase the company’s national and international profile.

Needless to say, I have thoroughly enjoyed my tenure as a director and I look forward to continuing my involvement with the company on an ongoing, albeit, unofficial, basis.

I wish all of us every success.

Sincerely,

Daniel R. Bickel